EXHIBIT 12

                             ROHM AND HAAS COMPANY
                               AND SUBSIDIARIES

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (MILLIONS OF DOLLARS)

                      NINE MONTHS
                         ENDED                YEAR ENDED DECEMBER 31,
                       SEPT. 30,   --------------------------------------------
                         1997       1996      1995      1994     1993     1992
                      -----------  ------    ------    ------   ------   ------
Earnings before
  income taxes          $ 464      $ 530     $ 441     $ 407    $ 194    $ 261
Fixed charges              55         75        84        82       79       83
Capitalized interest
  adjustment                2         (1)       (5)       (2)      (7)      (3)
Undistributed earnings
  adjustment              (10)        12        (3)       (2)       6        2
                      -----------  ------    ------    ------   ------   ------
    Earnings            $ 511      $ 616     $ 517     $ 485    $ 272    $ 343
                      -----------  ------    ------    ------   ------   ------
Ratio of earnings
  to fixed charges        9.3        8.2       6.2       5.9      3.4      4.1
                     ------------  ------    ------    ------   ------   ------

Note: Earnings consist of earnings before income taxes and fixed charges after eliminating undistributed earnings (losses) of affiliates and capitalized interest net of amortization of previously capitalized interest. Fixed charges consist of interest expense, including capitalized interest, and amortization of debt discount and expense on all indebtedness, plus one-third of rent expense deemed to represent an interest factor.